MAY 2020

AFL-CIO HIT

AFL-CIO HOUSING INVESTMENT TRUST

COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING DEVELOPMENT

The AFL-CIO Housing Investment Trust (HIT) is a $6.3 billion fixed-income mutual fund that specializes in high credit quality multifamily mortgage-backed securities.

AFL-CIO HIT Invests $35 Million in Wrigleyville North Apartments in Chicago, Illinois



The AFL-CIO Housing Investment Trust (HIT) is financing $35 million of the new construction of the Wrigleyville North Apartments, a seven-story, mixed-income/mixed-use development located in Chicago, Illinois. Wrigleyville North is the HIT's 104th project in Illinois. The union construction jobs, rental housing and additional economic value that the project will create will contribute to Chicago's recovery from the hardships caused by the COVID-19 pandemic.

Wrigleyville North is located in Chicago's Lakeview neighborhood, close to Wrigley Field, home of the Chicago Cubs baseball team. The project will help meet the essential need for rental housing in the Chicago area and comply with the City of Chicago's affordability requirements for new multifamily construction projects. It will offer a total of 120-units. Of these, 112 units will be market-rate, with the remaining 8 units earmarked for individuals earning 60% of area median income. The development will offer a mix of one- and two-bedroom floorplans and will contain almost 14,500 square feet of commercial space.

The project will create approximately 289,900 hours of union construction work and generate $77.2 million in total economic benefits. It will be green-certified, is expected to achieve Energy Star status and is well-served by public transportation.

The HIT will purchase $35 million in Ginnie Mae construction loan certificates and a permanent loan certificate from Gershman Investment Corporation (the issuer/servicer) to finance this development.

"We appreciate HIT's commitment to and support of union construction at numerous projects that have put our members to work in the Chicago area for nearly 30 years and recognize the benefits this commitment has provided to the workers and the community."

— Michael Macellaio, Secretary-Treasurer
Chicago and Cook County Building Construction Trades Council

HIT Investment $35.0 Million	Total Development Cost $40.9 Million	120 Units of housing , with 6.7% affordable units	289,900 Hours of Union Construction Work Generated	$12.1 Million Tax revenue generated	$77.2 Million Total economic benefit

The AFL-CIO Housing Investment Trust (HIT) is a fixed-income investment company registered with the Securities and Exchange Commission. Its investors include union and public employee pension plans and labor organizations. The HIT invests primarily in government and agency insured and guaranteed multifamily mortgage-backed securities. The HIT is one of the earliest and most successful practitioners of socially responsible impact investing, with a track record of over 35 years that demonstrates the added value derived from union-friendly investments. The investment objective of the HIT is to provide competitive returns for its investors and to promote the collateral objectives of constructing affordable housing and generating employment for union members in the construction trades and related industries. More information is available on the HIT's website, www.aflcio-hit.com.

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of March 31, 2020. Economic impact data is in 2019 dollars and all other figures are nominal.

Investors should consider the HIT's investment objectives, risks, charges, and expenses carefully before investing. This and other information is contained in HIT's prospectus, available at aflcio-hit.com or by calling 202-331-8055. The prospectus should be read carefully before investing.

AFL-CIO Housing Investment Trust | 2401 Pennsylvania Ave., NW , Suite 200, Washington, DC 20037